UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29383 / August 23, 2010

_____

In the Matter of	:
	:
Virtus Opportunities Trust	:
Virtus Investment Advisers, Inc.	:
	:
100 Pearl Street	:
Hartford, Connecticut 06103	:
	:
(812-13751)	:

_____:

ORDER UNDER SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF
1940 GRANTING AN EXEMPTION FROM SECTIONS 12(d)(1)(A) AND (B) OF THE
ACT AND UNDER SECTIONS 6(c) AND 17(b) OF THE ACT GRANTING AN
EXEMPTION FROM SECTION 17(a) OF THE ACT

Virtus Opportunities Trust and Virtus Investment Advisers, Inc. filed an application on
February 3, 2010 and an amendment to the application on July 20, 2010, requesting an
order under section 12(d)(1)(J) of the Investment Company Act of 1940 (the "Act")
granting an exemption from sections 12(d)(1)(A) and (B) of the Act and under sections
6(c) and 17(b) of the Act granting an exemption from section 17(a) of the Act. The order
would amend and supersede a prior order that permits certain registered open-end
management investment companies to acquire shares of other registered open-end
management investment companies and unit investment trusts both within and outside the
same group of investment companies.[1] The amended order would subject applicants to
different conditions than the prior order and delete a condition of the prior order.

On July 27, 2010, a notice of the filing of the application was issued (Investment Company
Act Release No. 29370). The notice gave interested persons an opportunity to request a
hearing and stated that an order granting the application would be issued unless a hearing
was ordered. No request for a hearing has been filed, and the Commission has not ordered
a hearing.

The matter has been considered and it is found, on the basis of the information set forth in
the application, as amended, that granting the requested exemption is appropriate in and
consistent with the public interest and consistent with the protection of investors and the
purposes fairly intended by the policy and provisions of the Act.

_____

[1] Phoenix Life Insurance Co, et al., Investment Company Act Release Nos. 27315 (May 8, 2006) (notice) and
27388 (June 5, 2006) (order).

It is also found that the terms of the proposed transactions are reasonable and fair and do not involve overreaching, and the proposed transactions are consistent with the policies of each registered investment company concerned and with the general purposes of the Act.

Accordingly,

IT IS ORDERED, that the relief requested under section 12(d)(1)(J) of the Act from sections 12(d)(1)(A) and (B) of the Act and under sections 6(c) and 17(b) of the Act from sections 17(a) of the Act by Virtus Opportunities Trust and Virtus Investment Advisers, Inc. (File No. 812-13751) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary